P.O.Box 152
Yavne 70600, Israel
Tel: +972.8.943.2430
Fax: +972.8.943.2429
www.valor.com
March 18, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549

Valor Computerized Systems Ltd.
Request to Withdraw Registration Statement on Form S-1
File No. 333-148607

Ladies and Gentlemen:

   Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Valor Computerized Systems Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (Registration No. 333-148607), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the ordinary shares covered by the Registration Statement. In addition, the Company requests that its confidential treatment application also be withdrawn at this time and respectfully requests that the Commission destroy such request, any related materials and any initial confidential submissions of the Registration Statement. No securities were sold or will be sold under the Registration Statement. The Registration Statement was not declared effective by the Commission.

Please send copies of the written order granting the withdrawal of the Registration Statement to Dan Hoz, Chief Executive Officer, Valor Computerized Systems Ltd., 4 Faran Street, P.O. Box 152, Yavne 70600 Israel, Fax +972 (8) 943-2429, with a copy to Colin Diamond, White & Case LLP, 1155 Avenue of the Americas, New York, New York 10025, Fax (212) 354-8113.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact Colin Diamond at (212) 819-8754.

Very truly yours,

VALOR COMPUTERIZED SYSTEMS LTD.

	By:	/s/ Dan Hoz
	Name:	Dan Hoz
	Title:	Chief Executive Officer

cc: Colin Diamond, White & Case LLP